EARLYBIRDCAPITAL, INC.
275 Madison Avenue, Suite 1203
New York, New York 10016

August 2, 2005

VIA EDGAR AND TELECOPY - 202-942-9516
Mr. John Reynolds
Unites States Securities and
   Exchange Commission
Mail Stop 3561
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	Chardan North China Acquisition Corporation (the "Company") Registration Statement on Form S-1 originally filed May 17, 2005 (File No. 333-125016) ( the "Registration Statement")

Ladies and Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of Chardan North China Acquisition Corporation, hereby advises that copies of the Preliminary Prospectus, dated July 15, 2005, were distributed on or about July 15, 2005, as follows:

108 to individual investors;

5,939 to NASD members (which included 35 prospective underwriters and selected dealers); and

1,098 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated July 15, 2005, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By: /s/ Steven Levine
Steven Levine
Managing Director